SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2012

Prana Biotechnology Limited
(Name of Registrant)

Level 2, 369 Royal Parade Parkville  Victoria  3052 Australia
 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

PRANA BIOTECHNOLOGY LIMITED

6-K Items

1.           Appendix 3Y Change of Director’s Interest Notice

Appendix 3Y
Change of Director’s Interest Notice

Rule 3.19A.2
Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available.  Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/09/01  Amended 01/01/11

Name of entity: Prana Biotechnology Limited
ABN: 080 699 065

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Geoffrey Kempler
Date of last notice	03 November 2011

Part 1 - Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Indirect interest

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Beneficial shareholder

Date of change	4 January 2012

No. of securities held prior to change		Shares	Options
	Direct	30,000	-
	Indirect	17,025,000	-
	Total	17,055,000	-

Class	Fully Paid Ordinary shares (ASX:PBT)

Number acquired	600,000

Number disposed	Nil

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$104,564

No. of securities held after change		Shares	Options
	Direct	30,000	-
	Indirect	17,625,000	-
	Total	17,655,000	-

+ See chapter 19 for defined terms.

01/01/2011	Appendix 3Y Page 1

Appendix 3Y
Change of Director’s Interest Notice

Nature of change
Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market acquisition

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Not applicable

Nature of interest
Name of registered holder (if issued securities)

Date of change

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed

Interest acquired

Interest disposed

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation

Interest after change

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No

If so, was prior written clearance provided to allow the trade to proceed during this period?	Not applicable

If prior written clearance was provided, on what date was this provided?	Not applicable
Dated: 04-01-2012

+ See chapter 19 for defined terms.

Appendix 3Y Page 2	01/01/2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED
(Registrant)

By:	/s/ Geoffrey Kempler,
Geoffrey Kempler,
Executive Chairman

January 4, 2012